                         Prospectus Supplement filed pursuant to Rule 424(b)(5)
                                     Registration Nos. 333-82230 and 333-104230

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 14, 2002)

                                  $300,000,000

                                    [LOGO]

                              KEYSPAN CORPORATION

                       $150,000,000 4.650% Notes due 2013
                       $150,000,000 5.875% Notes due 2033

                                 --------------

    The notes due 2013 will bear interest at the rate of 4.650% per year and the notes due 2033 will bear interest at the rate of 5.875% per year. Interest on the notes is payable in arrears on April 1 and October 1 of each year, beginning October 1, 2003. The notes due 2013 will mature on April 1, 2013 and the notes due 2033 will mature on April 1, 2033. We may redeem some or all of the notes at any time at the redemption price described under the caption 'Description of Notes -- Optional Redemption.'

    The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

                                 ------------------

    Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                      NOTES DUE 2013            NOTES DUE 2033
                                                  -----------------------   -----------------------
                                                  PER NOTE      TOTAL       PER NOTE      TOTAL
                                                  --------   ------------   --------   ------------
Public Offering Price...........................   99.739%   $149,608,500    99.763%   $149,644,500
Underwriting Discount...........................    0.650%   $    975,000     0.875%   $  1,312,500
Proceeds to KeySpan (before expenses)...........   99.089%   $148,633,500    98.888%   $148,332,000

    The public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from April 4, 2003, and must be paid by the purchaser if the notes are delivered after April 4, 2003.

    We expect that delivery of the notes will be made to purchasers through the book-entry delivery system of The Depository Trust Company on or about April 4, 2003.

ABN AMRO INCORPORATED                                       SALOMON SMITH BARNEY

                                 --------------

                           THE ROYAL BANK OF SCOTLAND

FLEET SECURITIES, INC.

                                 SCOTIA CAPITAL

                                                             WACHOVIA SECURITIES

April 1, 2003

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                       -------------------

                        TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
KeySpan.....................................................   S-3
Use of Proceeds.............................................   S-4
Ratio of Earnings to Fixed Charges..........................   S-4
Capitalization..............................................   S-5
Description of Notes........................................   S-6
Certain United States Federal Income Tax Consequences.......  S-10
Underwriting................................................  S-11
Legal Matters...............................................  S-12
Experts.....................................................  S-12

                            PROSPECTUS

                                                              PAGE
                                                              ----
About this Prospectus.......................................     i
Risk Factors................................................     1
Forward-Looking Statements..................................     3
KeySpan Corporation.........................................     4
The Trusts..................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......     5
Description of Debt Securities..............................     7
Description of Preferred Stock..............................    21
Description of Depositary Shares............................    24
Description of the Trust Preferred Securities...............    27
Description of Common Stock.................................    39
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    43
Description of Warrants and Warrant Units...................    44
United States Federal Income Tax Consequences...............    46
ERISA Considerations........................................    63
Plan of Distribution........................................    67
Legal Opinions..............................................    68
Experts.....................................................    68
Where You Can Find More Information.........................    69

                                    KEYSPAN

    KeySpan Corporation, a New York corporation, was formed in May 1998 as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. We have assets of more than $12 billion and approximately 2.5 million gas customers throughout the Northeast.

    Our core business is gas distribution, conducted by our six regulated gas utility subsidiaries: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island distribute gas to customers in the Boroughs of Brooklyn, Queens and Staten Island in New York City and the Counties of Nassau and Suffolk on Long Island, respectively; Boston Gas Company, Colonial Gas Company and Essex Gas Company, each doing business as KeySpan Energy Delivery New England, distribute gas to customers in eastern and central Massachusetts; and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England distributes gas to customers in central New Hampshire.

    We are also a major, and growing, generator of electricity. We own and operate five large generating plants and 46 smaller facilities in Nassau and Suffolk Counties on Long Island and lease and operate a major facility in Queens County in New York City. Under contractual arrangements, we provide power, electric transmission and distribution services operations, billing and other customer services for approximately one million electric customers of the Long Island Power Authority on Long Island.

    Our other subsidiaries are involved in oil and gas exploration and production; gas storage; wholesale and retail gas and electric marketing; appliance service; heating, ventilation and air conditioning installation and services; large energy-system ownership, installation and management; and telecommunications. We also invest in, and participate in the development of, pipelines and other energy-related projects, domestically and internationally.

    We are a registered holding company under the Public Utility Holding Company Act of 1935, as amended, or PUHCA. Therefore, our corporate and financial activities and those of our subsidiaries, including their ability to pay dividends to us, are subject to regulation by the SEC. Under our holding company structure, we have no independent operations or sources of income of our own and conduct substantially all of our operations through our subsidiaries and, as a result, we depend on the earnings and cash flow of, and dividends or distributions from, our subsidiaries to provide the funds necessary to meet our debt and contractual obligations and to pay dividends on our common stock. Furthermore, a substantial portion of our consolidated assets, earnings and cash flow is derived from the operations of our regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation by state regulatory authorities.

    Our principal place of business is One MetroTech Center, Brooklyn, New York 11201, and our telephone number is (718) 403-1000.

                                USE OF PROCEEDS

    The net proceeds from the offering will be used to repay approximately $297 million of commercial paper that was issued to redeem long-term debt. The commercial paper currently bears interest at a weighted average annualized interest rate of 1.37% and has maturities ranging from 2 to 84 days.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                              YEARS ENDED DECEMBER 31,
NINE MONTHS ENDED   ---------------------------------------------
DECEMBER 31, 1998     1999        2000        2001        2002
-----------------     ----        ----        ----        ----
       (1)            3.23        3.04        2.10        2.66

---------

(1) For the nine months ended December 31, 1998, earnings were insufficient to cover fixed charges by $365.0 million.
     During the nine months ended December 31, 1998, KeySpan incurred the following special charges (after tax): charges associated with the sale to Long Island Power Authority of the electric transmission and distribution system of $107.9 million; charges associated with the combination of Long
     Island Lighting Company's gas and electric services businesses with KeySpan of $83.5 million; an impairment charge of $54.1 million to write down the value of proved gas reserves; and a charge of $13.0 million to establish a not- for-profit philanthropic foundation.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 2002:

             our actual short-term debt and capitalization; and

             our short-term debt and capitalization as adjusted to reflect (1) the issuance of 13,900,000 shares of common stock in January 2003 and the use of the net proceeds thereof of $473 million to pay down short-term debt and (2) the redemption of $443 million of promissory notes (net of unamortized discount of $4 million) in March 2003 with the proceeds from the issuance of commercial paper, including the net income effect of $5 million related to the payment of the related call premiums, a gain on a related interest rate swap, and the unamortized discount; and

             our short-term debt and capitalization as further adjusted to reflect the issuance of the notes and the use of the proceeds thereof to pay down short-term debt as described under the caption 'Use of Proceeds.'


    You should read this table in conjunction with our consolidated financial statements and the notes to these consolidated financial statements incorporated by reference in this prospectus supplement.

                                                                   AT DECEMBER 31, 2002
                                                      ----------------------------------------------
                                                                                     AS ADJUSTED FOR
                                                                                       ISSUANCE OF
                                                                   AS ADJUSTED FOR    COMMON STOCK,
                                                                     ISSUANCE OF      REDEMPTION OF
                                                                    COMMON STOCK       PROMISSORY
                                                                   AND REDEMPTION       NOTES AND
                                                                    OF PROMISSORY      ISSUANCE OF
                                                        ACTUAL          NOTES             NOTES
                                                      ----------   ---------------   ---------------
                                                                   (IN THOUSANDS)
Short-term debt, including current maturities of
  long-term debt....................................  $  927,110     $  901,142        $  604,276
                                                      ----------     ----------        ----------
                                                      ----------     ----------        ----------
Long-term debt (1)..................................   5,224,081      4,780,930         4,780,930
Notes due 2013......................................                                      149,609
Notes due 2033......................................                                      149,644
                                                      ----------     ----------        ----------
    Total long-term debt............................   5,224,081      4,780,930         5,080,183
                                                      ----------     ----------        ----------
Preferred Stock.....................................      83,849         83,849            83,849
                                                      ----------     ----------        ----------
Common stock, $.01 par value; authorized 450,000,000
  shares; outstanding 142,424,774 shares, actual,
  and 156,324,774 shares, as adjusted for issuance
  of common stock (2)...............................   3,005,354      3,478,327         3,478,327
Retained earnings...................................     522,835        517,704           517,704
Accumulated comprehensive income....................    (108,423)      (108,423)         (108,423)
Treasury stock purchased............................    (475,174)      (475,174)         (475,174)
                                                      ----------     ----------        ----------
    Total common shareholders' equity...............   2,944,592      3,412,434         3,412,434
                                                      ----------     ----------        ----------
    Total short-term debt and capitalization (3)....  $9,179,632     $9,178,355        $9,180,742
                                                      ----------     ----------        ----------
                                                      ----------     ----------        ----------

---------
(1)  Long-term debt includes $460 million of MEDS Equity Units.

(2) The number of outstanding shares does not include the common stock issuable upon exercise of outstanding options, warrants and other convertible securities or upon settlement of the purchase contracts underlying our MEDS Equity Units.

(3) Consists of Short-term debt, Long-term debt, Preferred stock and Total common stockholders' equity.

                              DESCRIPTION OF NOTES

    This description of the terms of the notes supplements the description of the general terms and provisions of the securities in the accompanying prospectus. If this summary differs in any way from that description in the accompanying prospectus, you should rely on this summary. The notes will be issued as separate series of debt securities, which we have registered for issuance on terms to be determined at the time of their sale. Whenever we refer in this 'Description of Notes' to terms defined in the indenture, we intend that the defined terms be incorporated in this description by reference.

GENERAL

    The notes will be issued under an indenture, dated as of November 1, 2000, between us and JPMorgan Chase Bank, as trustee, as supplemented.

    The notes due 2013 will initially be issued in an aggregate principal amount of $150,000,000 and the notes due 2033 will initially be issued in an aggregate principal amount of $150,000,000. We may, without consent of the holders of the notes, create and issue additional notes ranking equally with the notes and otherwise similar in all respects except for the issue date and issue price so that such additional notes shall be consolidated and form a single series with the notes due 2013 or the notes due 2033, as the case may be. No additional notes can be issued if an Event of Default has occurred with respect to the notes.

    The notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000.

    The notes will be our unsecured obligations and will rank senior to our future debt that is subordinated to the notes, and will rank equally with our debt that is not subordinated to the notes.

    Any money we pay to a paying agent for the payment of principal of, premium, or interest on the notes which remains unclaimed for two years after the date the payment was due will be returned to us. Upon the return of those moneys to us, holders of the notes, with respect to moneys so returned, must look to us for payment as our unsecured general creditors and any liability of the paying agent with respect to those moneys will cease.

    We are a holding company and derive all of our income from subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise will be subject to the prior claims of the creditors and preferred shareholders of that subsidiary. As of December 31, 2002, the aggregate debt of our subsidiaries was approximately $2 billion.

MATURITY AND INTEREST

    The notes due 2013 will mature on April 1, 2013 and will bear interest at the annual rate of 4.650%. The notes due 2033 will mature on April 1, 2033 and will bear interest at the annual rate of 5.875%. Interest will be payable in arrears on April 1 and October 1 of each year, beginning October 1, 2003. Interest on the notes will be paid to holders of record on the March 15 and September 15 preceding the related interest payment date.

    Interest payments in respect of the notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment with respect to the notes) to but excluding the applicable interest or principal payment date, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any interest or principal payment date falls on a day that is not a business day, the required payment of principal and/or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest or principal payment date, as the case may be, to the date of the payment on the next business day. As used in this prospectus supplement, 'business day' means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

OPTIONAL REDEMPTION

    The notes may be redeemed in whole at any time or in part from time to time, at our option, on not less than 30 nor more than 60 days' prior notice, prior to their maturity at a redemption price equal to the sum of the principal amount of the notes, the Make-Whole Amount described below and any accrued and unpaid interest to the date of redemption. Holders of record on a record date that is on or prior to a redemption date will be entitled to receive interest due on the interest payment date.

    The term 'Make-Whole Amount' means, the excess, if any, of:

             the aggregate present value as of the date of the redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting, on a semiannual basis, the remaining principal and interest at the Reinvestment Rate described below (determined on the third business day preceding the date notice of redemption is given) from the dates on which the principal and interest would have been payable if the redemption had not been made, to the date of redemption, over the aggregate principal amount of the notes being redeemed.

    The term 'Reinvestment Rate' means 15 basis points, in the case of the notes due 2013, and 20 basis points, in the case of the notes due 2033, in each case plus the arithmetic mean of the yield under the heading 'Week Ending' published in the most recent Statistical Release under the caption 'Treasury Constant Maturities' for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date, of the notes being redeemed or paid. If no maturity exactly corresponds to the remaining life to maturity of the notes being redeemed, yields for the two published maturities most closely corresponding to the maturity would be so calculated and the Reinvestment Rate would be interpolated or extrapolated on a straight-line basis, rounding to the nearest month.

    The term 'Statistical Release' means the statistical release designated 'H.15(519)' or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the notes, then such other reasonably comparable index which will be designated by us.

    The most recent Statistical Release published prior to the date of determination of the Make-Whole Amount will be used for purposes of calculating the Reinvestment Rate.

    The Make-Whole Amount will be calculated by an independent investment banking institution of national standing appointed by us. If the Reinvestment Rate is not available as described above, the Reinvestment Rate will be calculated by interpolation or extrapolation of comparable rates selected by the independent investment banking institution.

BOOK ENTRY, DELIVERY AND FORM

    The notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company ('DTC') or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global security will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. DTC, its nominees and their successors may, however, transfer a global security as a whole to one another, and these transfers are required to be recorded or a register to be maintained by the trustee.

    Beneficial interests in a global security will be shown on, and transfers of beneficial interests in the global security will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a 'clearing agency' registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trusts companies, clearing corporations and certain other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

    DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. The trustee and we will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, the trustee, any paying agent and we will have no direct responsibility or liability to pay amounts due on a global security to you or any other beneficial owners in that global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

    It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on the customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

    Notes represented by one or more global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

             DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

             we decide to discontinue the book-entry system; or

             an event of default has occurred and is continuing with respect to the notes.

If the global security is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practice and procedures regarding those certificated securities.

CLEARSTREAM BANKING AND EUROCLEAR

    Links have been established among DTC and Clearstream Banking societe anonyme and Euroclear Bank S.A./N.V., as operator of the Euroclear System, which are two European clearing systems, to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

    Although DTC, Clearstream Banking and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

    Clearstream Banking and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream Banking and Euroclear, as participants in DTC.

    When notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking or Euroclear through a participant at least one day prior to settlement. Clearstream Banking or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream Banking or Euroclear will credit its participant's account. Credit for the notes will appear on the next day (European time).

    Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream Banking or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

    When a Clearstream Banking or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream Banking or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream Banking or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream Banking or Euroclear participant's account will instead be valued as of the actual settlement date.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under 'United States Federal Income Tax Consequences -- Debt securities' in the Prospectus. The sections below replace the summaries set forth in the Prospectus under 'United States Federal Income Tax Consequences -- Debt securities -- Consequences to non-United States holders -- United States federal estate tax' and 'United States Federal Income Tax Consequences -- Debt securities -- Information reporting and backup withholding -- Non-United States holders.'

CONSEQUENCES TO NON-UNITED STATES HOLDERS

  United States federal estate tax

    Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

             any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under 'United States Federal Income Tax Consequences -- Debt securities -- Consequences to non-United States holders -- United States federal withholding tax,' without regard to the certification requirements of the fourth bullet point; and

             interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  Non-United States holders

    If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under 'United States Federal Income Tax
Consequences -- Debt securities -- Consequences to non-United States holders -- United States federal withholding tax.'

    In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

    ABN AMRO Incorporated and Salomon Smith Barney Inc. are acting as joint book-running managers of the offering, and representatives of the underwriters named below.

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the respective principal amount of notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                        UNDERWRITER                           OF NOTES DUE 2013   OF NOTES DUE 2033
                        -----------                           -----------------   -----------------
ABN AMRO Incorporated.......................................    $ 45,000,000        $ 45,000,000
Salomon Smith Barney Inc. ..................................      45,000,000          45,000,000
The Royal Bank of Scotland plc..............................      30,000,000          30,000,000
Fleet Securities, Inc. .....................................      10,000,000          10,000,000
Scotia Capital (USA) Inc. ..................................      10,000,000          10,000,000
Wachovia Securities, Inc. ..................................      10,000,000          10,000,000
                                                                ------------        ------------
    Total...................................................    $150,000,000        $150,000,000
                                                                ------------        ------------
                                                                ------------        ------------

    The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

    The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

    The underwriters propose to offer some of the notes directly to the public at the respective public offering prices set forth on the cover page of this prospectus and some of the notes to dealers at the public offering price less a concession not to exceed 0.4% of the notes due 2013 and 0.5% of the notes due 2033. The underwriters may allow, and dealers may reallow a concession not to exceed 0.25% of the principal amount of the notes on sale to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY US
                                                              ----------
Per note due 2013...........................................    0.650%
Per note due 2033...........................................    0.875%

    In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our total expense associated with this offering, to be paid by us, will be $100,000.

    The underwriters and/or affiliates of the underwriters have performed commercial and investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and/or affiliates of the underwriters may in the future engage in transactions with and perform services for us in the ordinary course of their business, for which they would receive customary fees and expenses.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the notes will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, and for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2002 incorporated in this prospectus supplement from our annual report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 142, 'Goodwill and Other Intangible Assets' and related revisions made to Note 1G and revisions made to Note 12, related to subsidiary guarantor information, related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche has expressed no opinion or other form of assurance other than with respect to such disclosures), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and December 31, 2000 incorporated in this prospectus supplement from our annual report on Form 10-K for the year ended December 31, 2002 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Arthur Andersen has not consented to the inclusion of their report in the most recent registration statement on Form S-3 filed with SEC covering the notes. Holders of notes may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in those financial statements.

    Information related to the estimated proved reserves attributable to certain oil and gas properties of our subsidiaries as of December 31, 2002 and estimates of future net cash flows and present value of the reserves have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference, in reliance on the reserve report, dated January 20, 2003, prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants, and the reserve report, dated February 5, 2003 prepared by Miller and Lents, Ltd., independent oil and gas consultants.

________________________________________________________________________________

                                  $300,000,000

                                    [LOGO]

                              KEYSPAN CORPORATION

                       $150,000,000 4.650% Notes due 2013
                       $150,000,000 5.875% Notes due 2033

                              -------------------
                             PROSPECTUS SUPPLEMENT
                                 April 1, 2003
                              -------------------

                             ABN AMRO INCORPORATED
                              SALOMON SMITH BARNEY

                                 --------------

                           THE ROYAL BANK OF SCOTLAND
                             FLEET SECURITIES, INC.
                                 SCOTIA CAPITAL
                              WACHOVIA SECURITIES

________________________________________________________________________________